

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-mail</u>
Sally J. Rau, General Counsel
Velti USA, Inc.
1 Market Street
San Francisco, CA 94105

   Re: **Velti plc**
     Registration Statement on Form F-3
     Filed May 31, 2012
     File No. 333-181812

Dear Ms. Rau:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 33

1. Please incorporate by reference the Form 6-K filed on June 1, 2012 or tell us why this is not required. Refer to Item 8.A.5 of Form 20-F. Also, revise this section to incorporate by reference the description of your ordinary shares contained in the registration statement on Form 8-A filed on January 13, 2011 and the Form 8-A/A filed January 18, 2011 or advise. Refer to Item 6(a) of Form F-3.

Signatures, page II-4

2. Please revise to include the signature of your authorized representative in the United States. Refer to Instruction 1 to Signatures of the Form F-3.

Exhibit 5.1

3.   We note the statements in paragraph 6(a) of the opinion that it is addressed to the Company and that it may not be transmitted or disclosed to, or used or relied upon by, any other person for any other purpose without counsel's prior written consent. Please obtain and file a revised opinion that does not include any implication that the opinion may not be transmitted or disclosed to investors or that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Ed Batts, Esq.
        DLA Piper LLP